FILED PURSUANT TO RULE 433

File No. 333-192302

CITIGROUP INC.

¥81,500,000,000

0.457% SENIOR NOTES DUE 2021

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa1 / BBB+ / A (Stable / Stable / Stable) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	February 5, 2016

Settlement Date:	February 18, 2016 (T+7 days; February 11, 2016 is a Tokyo holiday and February 15, 2016 is a New York holiday)

Maturity Date:	February 18, 2021

Par Amount:	¥81,500,000,000

Coupon:	0.457% (equivalent to 5-year Swap Offered Rate on Bloomberg “GDCO 157 1” plus 48 bps, rounded up to three decimal places)

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	¥81,255,500,000 (before expenses)

Interest Payment Dates:	Semi-annually on the 18th of each February and August thereafter until maturity, with adjustment for period end dates on a modified following London, New York and Tokyo Business Day Convention

First Interest Payment Date:	August 18, 2016

Day Count:	30 / 360

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the TOKYO PRO-BOND Market

Minimum Denominations/Multiples:	¥100,000,000 / multiples of ¥100,000,000 in excess thereof

Governing Law:	New York

CUSIP:	172967 KH3

ISIN:	XS1362392950

Common Code:	136239295

Joint Book-Running Managers:	Citigroup Global Markets Limited
SMBC Nikko Securities America, Inc.
Mitsubishi UFJ Securities International plc
Mizuho Securities USA Inc.

Co-Managers:	Daiwa Capital Markets America Inc.
Nomura Securities International, Inc.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.